                                                                  EXHIBIT T3E-10


                           SAN JACINTO HOLDINGS INC.

                        SAFEGUARD BUSINESS SYSTEMS, INC.

                               1996 ANNUAL REPORT




                                                                [SAFEGUARD LOGO]

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                       CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                               TABLE OF CONTENTS





                                                                                                    PAGE
                                                                                                    ----
  Chairman's Letter                                                                                1 - 3

  Attachment to Chairman's Letter                                                                  4 - 6

  Safeguard Business Systems, Inc.
     Chief Executive Officer and Chief Financial Officers' Letter                                  7 - 10

  Independent Auditors' Report                                                                       11

  Consolidated Financial Statements and Related
     Notes to the Consolidated Financial Statements                                               12 - 27

  Management's Discussion and Analysis of Financial
     Condition and Results of Operations                                                          28 - 31

                           SAN JACINTO HOLDINGS INC.

                                 March 18, 1997


TO ALL STOCKHOLDERS AND BONDHOLDERS:

         Enclosed are audited consolidated financial statements for Fiscal Year 1996. Additionally, we are including a comprehensive operational report from the senior management of Safeguard Business Systems, Inc.

         Substantial progress was achieved in 1996 in the implementation of previously announced operating strategies and objectives. We are clearly moving in the right direction with Safeguard. As previously reported to you, our expectations were that the benefits of these changes would not be evident in operating results until 1997 and beyond. That remains our view.

                       SIGNIFICANT DEVELOPMENTS IN 1996

          - Doug Reiter was named Chief Executive Officer of Safeguard and is providing superb leadership in this transition. The Company now has the most experienced, competent and professional management team in its history. I believe they can and will succeed in making the turn-around so badly needed.

          - The new centralized sales & marketing division established in Dallas in 1996 is largely in place and reflecting continuing improvement in its operations. These newly structured functions are central to transforming the Company into a market driven enterprise as was set forth in our September, 1995 announcement. That decision was sound and absolutely necessary for the future success of the Company.

         - The AS400 project, as discussed in more detail in Safeguard's management report, has now become a reality and will provide the systems and information base to run the Company in its new environment. Much remains to be done in this arena, but the big conversion has been made. We must now build on that base to further develop the Company's future operations and capabilities.

          - The long-standing California litigation was settled in the fourth quarter. This removes a major contingency from the Company's financial statements and eliminates a continuing drain on resources that has extended over a period of several years. In 1995 and 1996, the Company expensed approximately $1.5 million annually defending these unwarranted claims. (copy of December 6, 1996 letter enclosed).

          - A broad range of new programs and policies were developed, to be implemented in 1997, designed to enhance the success and profitability of our independent distributor network. These changes have been developed in cooperation with distributor leadership and are expected to produce new and improved opportunities for both our distributors and the Company.

          - Further operating efficiencies and cost reductions were introduced in several areas. The most apparent such move was the decision to close the Addison manufacturing facility which was discussed in the December 6, 1996 letter.

                              OPERATING RESULTS

         The  Company continues to have a solid base of operating earnings.
For two consecutive years now, earnings have been impacted by special charges and non-recurring expenses to implement the Company's new and restructured operating strategy. Please refer to the Safeguard management letter for a full discussion of earnings and related topics. Management is also presenting a "normalized" earnings summary for 1995 and 1996 to reflect more clearly non-recurring expenses and the underlying operating earnings of the Company. I believe you will find that presentation interesting and encouraging.

                                    SUMMARY

         We were pleased to welcome Kim Morris, Portfolio Manager, R. H. Capital in New Jersey, as a new director in January, 1997. She was elected to fill an existing vacancy on the board. Kim's broad experience and professional background will provide an additional strength to the Company and we are pleased to have her as a member of the board.

         Much has been accomplished in 1996 to move Safeguard toward a brighter and more profitable future. Much remains to be done to achieve the desired results in future years. Our management team is working diligently and professionally to achieve the desired objectives.

         We appreciate your continued interest and support.

                                           Sincerely,

                                           /s/ ELVIS L. MASON

                                           Elvis L. Mason
                                           Chairman



Enclosure

[SAFEGUARD LETTERHEAD]



                                December 6, 1996




TO ALL STOCKHOLDERS AND BONDHOLDERS;

         Company management is continually examining opportunities to insure competitive capabilities now and in the future in a market place that is undergoing rapid and substantial change. It is management's philosophy to mitigate risk and reduce exposure when appropriate. With this in mind the Company's Board of Directors has approved a special charge to be made in the fourth quarter of $5.1 million consisting of; 1) the anticipated cost of closing the Addison, Illinois manufacturing plant and 2) a provision for the settlement of certain California litigation that the Company has been defending since December 1992. The Company has reached an agreement in principle with its lenders to provide the funds needed to both close the plant and settle the litigation.

                                 PLANT CLOSING

         Company management has recently reviewed the manufacturing plant capacity needs of the Company. Upon completion of that review it has been determined that the closing of the plant in Addison, Illinois would be cost effective. New technological changes soon to be available with the implementation of the AS/400 computer platform will allow this plant's output to be absorbed by the remaining manufacturing facilities and generate an approximate $2.0 million future annual savings in both manpower and expenses. Production will be phased out in stages, beginning in April 1997, with permanent closure planned in September 1997.

                             LITIGATION SETTLEMENT

         The Company has reached a tentative agreement to settle a lawsuit in California brought by ten plaintiffs, both individually and on behalf of a putative class of Safeguard Distributors that it has been defending for the last four years. In previous annual reports the Company has disclosed the status of the litigation to you. The financial terms of the settlement are confidential, except as may be required to be disclosed by the court, but are satisfactory to the Company. In determining to settle this lawsuit, Company management considered the additional years of protracted litigation, the future legal costs associated with the continued defense of this case, and the distraction that the litigation has become to the Company employees and the Distributor organization. The potential settlement is still subject to the approval by both the plaintiff class members and the California court.

The resolution of this litigation will allow Safeguard and the Distributors to focus on growth and profitability.

                                   SUMMARY

         The closing of the Addison, Illinois manufacturing plant is part of Safeguard's on-going effort within manufacturing to improve efficiency. The settlement of the California litigation allows the Company to eliminate both the high cost of litigation and the distraction this litigation has had on the total Safeguard community. We are very positive about the benefits of these actions and will keep you informed on our progress in the months ahead.

                                   Sincerely,



/s/ DOUGLAS REITER                         /s/ JAMES R. BRAUN
G. Douglas Reiter                          James R. Braun
Vice Chairman and                          Executive Vice President - Finance
Chief Executive Officer                    Chief Financial Officer

[SAFEGUARD LETTERHEAD]





                                                March 18, 1997





TO ALL STOCKHOLDERS AND BONDHOLDERS:

         Enclosed are the consolidated financial statements of San Jacinto Holdings Inc. and its operating subsidiary, Safeguard Business Systems, Inc., for the years ended December 31, 1996 and 1995.

                       FINANCIAL AND OPERATING HIGHLIGHTS

         Net sales in 1996 are $206.8 million, reflecting an increase of $5.0 million (or 2.5%) above 1995. The sales increase reflects growth in sales of computer forms (7.9%), sourced products (16.8%) and payroll processing service (15.1%). This growth is off-set by a 6.0% decline in manual form sales. The changes in sales trends from manual forms to computer forms, sourced products and payroll processing continue to be addressed strategically and operationally throughout the Company.

         Earnings from operations before amortization, depreciation, interest and income taxes (EBITDA) in 1996 are $13.9 million compared to $15.1 million in 1995, a $1.2 million (or 7.8%) decline. The decline in earnings is attributable to planned increases in selling expenses, partially offset by a $1.3 million increase in gross profit. The increased selling costs are in support of the establishment of a sales/marketing function positioned to meet the needs of the small business marketplace. The improvement in gross profit is a result of operating efficiencies implemented to reduce manufacturing costs of certain growing product lines. This was the first year since 1992 that the Company's gross profit has increased.

         Excluding the impact of non-recurring expenses {income} noted below, the Company's earnings from operations in 1996 approximates the earnings level in 1996, and were in both years significantly above reported levels.

         {$000 Omitted}                                  1996         1995
                                                         ----         ----
EBITDA                                                 $13,919       $15,102
Non-Recurring Operating Costs{Income}:
         -Special Charges                                5,100         5,700
         -Sales/Marketing Centralization Start-up        2,429            --
         -Litigation (excluding settlement)              1,197         1,611
         -Computer System Duplication                    1,200           799
         -Gain on Sale of Facility in Europe             {675}            --
                                                          ---             --
Adjusted EBITDA                                        $23,170       $23,212
                                                        ======        ======

         Each non-recurring item listed above represents investments made by the Company to improve long term operating earnings via sales growth, operational efficiencies and cost avoidance. The Company has sacrificed short term results to provide a foundation for long term growth.

         In December 1996 the Company announced a special charge of $5.1 million consisting of the anticipated cost of closing the Addison, Illinois manufacturing plant and a provision for the settlement of certain California litigation that the Company has been defending since 1992. The Company's lenders have agreed to provide the funds needed to both close the plant and settle the litigation.

         As a result of technological advances made possible by the conversion and redesign of the Company's computer system hardware and software which became operational in February 1997, the Company's Addison, Illinois manufacturing facility will be consolidated with the East coast facilities. The consolidation will begin April 1997 and is expected to be completed by the end of the third quarter of 1997.

         The Company has reached an agreement to settle its California litigation. The financial terms of the settlement are confidential, except as may be required to be disclosed by the court, but are satisfactory to the Company. In determining to settle this lawsuit, Company management considered the additional years of protracted litigation, the future legal costs associated with the continued defense of this case, and the distraction that the litigation has become to the Company employees and the Distributor organization.

         The special charge of $5.7 million in 1995 reflected the cost to centralize the sales and marketing function, the first step in creating a technologically advanced customer support center, and a loss on the sale of two
real estate properties owned by the Company.   The grand opening of the Dallas
support center in June 1996 marked the substantial completion of the sales/marketing centralization. The two properties held for sale were sold in the third and fourth quarters of 1996 at adjusted net book value.

         The Company's net loss before special charge and extraordinary item is $19.6 million in 1996 compared to $12.9 million in 1995. The increased loss is attributable to increased selling costs, an increase in interest expense which were partially offset by an increase in gross profit and a reduction in administrative expenses. The increase in interest expense is due to a rise in the Company's effective borrowing rate from 8% to 12%, as more fully described in the notes to the consolidated financial statements. These losses include amortization (non-cash) charges of $19.2 million for 1996 and $19.3 million for the same period in 1995.

         The Company's operations in Europe remain strong. Net sales in 1996 are 9.4% above 1995 levels. This growth is in both manual and computer form sales. Earnings from operations are $2.2 $1.9 million, a $0.6 million increase. The earnings growth includes a $0.7 million gain on the sales of an existing manufacturing facility in June 1996, off-set by increased administrative expenses.

                                 FOCUS IN 1997

         By opening the North American Sales and Marketing Division, implementing the new AS/400 computer system, settling the California litigation, and continuing the consolidation and implementation of operational improvements within the manufacturing facilities, the Company has made significant investments in 1996 to lay the foundation for growth in 1997 and beyond.

         With a number of basis tools now in place the focus in 1997 is to attain sales growth by focusing: sales support through Distributor training, counseling and recruiting efforts, market research, Distributor sales incentives, new product development, innovative marketing techniques, major accounts implementation and expansion of the Company's referral sources.

         Ongoing transformation of the Distributor organization to a more dynamic channel to the customer is very substantial and is progressing. We are gratified in seeing the major time commitment that a number of our Distributors have made by participating in the shaping of a more effective sales channel.

                             CHANGE IN FISCAL YEAR

         The Company's business cycle has historically begun in the third calendar quarter. This is a result of Accountants, a major referral source, visiting their clients and referring new customers and repeat business to the Company. To properly kickoff this cycle and in recognition of a stronger emphasis in sales and marketing, the Company will change its year end to June 30, effective June 30, 1997.

         The Company has celebrated 40 years of leadership in the small business arena serving the marketplace as an information systems company with a total service approach. Safeguard's management and employees are dedicated to maintaining and expanding this preeminent position in the small business
marketplace in the coming years.   We appreciate your continuing support.


                                   Sincerely,





/s/ DOUGLAS REITER                            /s/ JAMES R. BRAUN
G. Douglas Reiter                             James R. Braun
Vice Chairman and                             Executive Vice President
Chief Executive Officer                       Chief Financial Officer

[DELOITTE & TOUCHE LLP LETTERHEAD]


INDEPENDENT AUDITORS' REPORT


Board of Directors
San Jacinto Holdings Inc.
Dallas, Texas


We have audited the accompanying consolidated balance sheets of San Jacinto Holdings Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free
of material  misstatement.   An audit includes  examining, on a test  basis,
evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of San Jacinto Holdings Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Philadelphia, Pennsylvania

February 27, 1997

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS

                                 ($000 omitted)

                                                                         December 31,
                                                              ------------------------------
                                                                  1996                 1995
                                                                 -----                 ----

                                    ASSETS
Current assets:
  Cash and cash equivalents                                   $    482             $  2,802
  Receivables less allowances                                   27,912               27,072
  Inventories                                                    8,678                8,809
  Other current assets                                           2,480                2,248
                                                              --------             --------
          Total current assets                                  39,552               40,931

Property, plant and equipment                                   20,855               17,739
Excess of purchase price over net assets acquired               43,225               44,671
Customer list                                                   17,273               34,545
Other assets                                                     2,813                4,973
                                                              --------             --------
          Total assets                                        $123,718             $142,859
                                                              ========             ========



              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Current debt obligations                                    $  8,708              $ 7,395
  Accounts payable                                              14,476                9,741
  Accrued expenses                                              16,572               14,612
                                                              --------            ---------
          Total current liabilities                             39,756               31,748

Long-term debt                                                 110,017              100,853
Deferred interest                                                    -               14,805
Other liabilities                                                7,631                7,183

Commitments and contingencies

Stockholders' equity (deficiency)
  Preferred stock:
    $5.00 Junior Preferred Stock, par value $.01 a share;
    Authorized 1,000,000 shares, $5 cumulative
        No shares issued and outstanding
  Common stockholders' equity:
    Common stock, par value $.01 a share:
        Authorized 2,000,000 shares,
        Issued and outstanding 1,052,834 shares in 1996 and
           999,960 shares in 1995                                   11                   10
  Additional paid-in capital                                    94,143               94,143
  Deficit                                                     (126,880)            (104,591)
  Foreign currency translation                                    (960)              (1,292)
                                                              --------            ---------
    Total stockholders' equity (deficiency)                    (33,686)             (11,730)
                                                              --------            ---------
    Total liabilities and stockholders' equity (deficiency)   $123,718             $142,859
                                                              ========            =========

                See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                 ($000 omitted)


                                                                             Years Ended December 31,
                                                                             -------------------------
                                                                       1996             1995             1994
                                                                       ----             ----             ----
Net sales                                                          $206,751         $201,734         $198,108

Costs of sales                                                       96,567           92,827           86,968
                                                                   --------         --------         --------

Gross profit                                                        110,184          108,907          111,140

Selling expense                                                      81,807           77,312           76,394
General and administrative expense                                   16,461           17,796           15,618
Special Charges                                                       5,100            5,700              -
Financing costs                                                           -              -              1,117
Other income - Distributor receivables                               (2,100)          (2,465)          (2,599)
Amortization expense                                                 19,182           19,337           19,231
Interest expense                                                     14,112            9,607           10,359
                                                                   --------         --------         --------

Loss from operations before income taxes                            (24,378)         (18,380)          (8,980)
   and extraordinary item
Income tax provision                                                    312              174              352
                                                                   --------         --------         --------

Loss from operations before extraordinary item                      (24,690)         (18,554)          (9,332)

Extraordinary item:
   Gain on early extinguishment of                                    2,401                -                -
                                                                   --------         --------         --------
Net loss                                                           $(22,289)        $(18,554)         $(9,332)
                                                                   ========         ========         ========




                See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                     THREE YEAR PERIOD FROM JANUARY 1, 1994
                              TO DECEMBER 31, 1996

                                 ($000 omitted)



                                                                                                                  Foreign
                                                                                    Additional                   Currency
                                 Preferred Stock         Commmon Stock               Paid in                    Translation
                                Shares     Amount      Shares      Amount            Capital      Deficit        Adjustment
                                ------     ------      ------      ------            -------      -------        ----------
Balance -
January 1, 1994                      -     $    -     999,960      $   10           $ 94,143      $ (76,705)      $  (1,320)

Net loss                                                                                             (9,332)

Unrealized loss on
  Foreign  currency
  Translation                                                                                                          (104)
                               -------     ------    --------      ------           --------      ---------            -----

Balance -
December 31, 1994                    -          -     999,960          10             94,143        (86,037)         (1,424)

Net loss                                                                                            (18,554)

Unrealized gain on
  Foreign currency
   Translation                                                                                                          132
                               -------     ------    --------      ------           --------      ---------             ---

Balance -
  December 31, 1995                  -          -     999,960          10             94,143       (104,591)         (1,292)

Issuance of common
  stock in conjunction
  with exchanage offer               -          -      52,424           1                  -              -               -

Net loss                                                                                            (22,289)

Unrealized gain on
  Foreign currency
   Translation                                                                                                          332
                               -------     ------    --------      ------           --------      ---------             ---

Balance -
  December 31, 1996                  -     $    -   1,052,834         $11           $ 94,143      $(126,880)          $(960)
                               =======     ======   =========      ======           ========      =========           =====

                See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 ($000 omitted)


                                                                                    Years ended December 31,
                                                                                    ------------------------
                                                                       1996                  1995                1994
                                                                      -----                 -----               -----
Cash flows from operating activities:
  Net loss                                                         $(22,289)             $(18,554)          $  (9,332)
  Adjustments to reconcile net loss to
     net cash provided by operating activities:
             Extraordinary item                                      (2,401)                    -                   -
             Amortization                                            19,182                19,337              19,231
             Depreciation                                             5,003                 4,538               4,367
             Unrealized exchange gain (loss)                            332                   132                (104)
             Net gain on sale of assets                                (727)                  -                   -
             Provision for loss on sale of real estate                    -                 1,700                 -
             Write-off of financing costs                                 -                   -                 1,117
  (Increase) decrease in operating assets:
             Receivables                                               (840)                  248              (1,102)
             Inventories                                                131                  (602)               (772)
             Other assets                                             1,462                  (759)             (1,146)
  Increase (decrease) in operating liabilities:
             Accounts payable                                         4,735                 3,923                (212)
             Accrued expenses and other liabilities                   2,408                 4,226               1,118
             Deferred interest                                            -                 2,072               2,906
                                                                    -------               -------              ------
             Net cash provided by operating activities                6,996                16,261              16,071

  Cash flows from investing activities:
  Purchase of machinery and equipment                                (6,831)               (5,593)             (2,566)
  Proceeds from sale of assets                                        2,727                   -                   -
  Adjustment due to currency fluctuations
     and foreign purchase price                                        (477)                  (18)                 87
                                                                    -------               -------              ------
            Net cash used in investing activities                    (4,581)               (5,611)             (2,479)
                                                                    -------               -------              ------

Cash flows from financing activities:
  Repayment of long-term debt and
    capital lease obligations                                       (22,978)              (15,082)            (12,586)
  Borrowings from revolving loans                                    19,724                 1,600               1,700
  Net proceeds from (repayment of)
    foreign obligations                                                  49                 3,298                 (86)
  Financing costs                                                    (1,530)                 (380)             (1,117)
                                                                    -------               -------              ------
            Net cash used in financing activities                    (4,735)              (10,564)            (12,089)
                                                                    -------               -------              ------

Net increase (decrease) in cash and cash
              equivalents                                            (2,320)                   86               1,503
Cash and cash equivalents at beginning of year                        2,802                 2,716               1,213
                                                                    -------               -------              ------
Cash and cash equivalents at end of year                            $   482               $ 2,802             $ 2,716
                                                                    =======               =======              ======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 ($000 omitted)



(Continued)

Supplemental disclosure of noncash investing and financing activities:

     PIK ("Payment in Kind") Debentures totaling $24, $1,644, and $1,521, were issued in 1996, 1995 and 1994, respectively. The PIK Debentures are in payment of accrued interest on the Company's 8% Subordinated Debentures, as more fully described in note G.

     Capital lease obligations of $2,137, $1,408, and $2,824 were incurred during 1996, 1995 and 1994, respectively, to acquire certain machinery and equipment.


Supplemental disclosure of cash flow information:

     Cash paid during the year for:

                                                          1996              1995             1994
                                                          ----              ----             ----
     Interest                                           $14,267          $7,177            $7,459
     Income taxes                                           334             266               -0-




                See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of San Jacinto Holdings Inc. and its subsidiary (the "Company"), Safeguard Business Systems, Inc. and its subsidiaries ("Safeguard"). All material intercompany accounts and transactions have been eliminated.

     CASH AND CASH EQUIVALENTS - Excess funds are invested in short-term interest bearing instruments consisting principally of commercial paper, certificates of deposit and time deposits with maturities of 30 days or less. Due to the short-term nature of these investments, the carrying amount approximates their fair value.

     RECEIVABLES - Receivables are presented net of allowances of $796,000 in 1996 and $708,000 in 1995.

     INVENTORIES - Inventories are stated at the lower of cost (first-in, first-out method) or market.

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost less accumulated depreciation and amortization. The provision for depreciation and amortization is based on the estimated useful lives of the related assets computed principally by the straight-line method.

     INTANGIBLE ASSETS - Excess of purchase price over net assets acquired is net of accumulated amortization of $16,658,000 in 1996 and $15,212,000 in 1995. This asset is amortized by the straight-line method over forty years. Customer list is net of accumulated amortization of $172,727,000 in 1996 and $155,455,000 in 1995. The customer list is amortized by the straight-line method over eleven years.

     OTHER ASSETS - Other assets includes deferred financing costs which are being amortized over the life of the related indebtedness.

     ASSET IMPAIRMENT - The carrying value of property, plant and equipment, and intangible assets, including customer list and excess of purchase price over net assets acquired, is evaluated based upon current and anticipated undiscounted operating cash flows before debt service charges. An impairment is recognized when it is probable that such estimated future cash flows will be less than the carrying value of the assets.
     Measurement of the amount of impairment, if any, is based upon the difference between the net carrying value and the fair value, which is estimated based on anticipated undiscounted operating cash flows before debt service charges.

     BUSINESS AND REVENUE RECOGNITION - The Company provides business information systems and services to businesses in North America and Europe. Revenues are recognized as products are shipped or as services are performed.

     STOCK BASED COMPENSATION - The Company applies the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for stock based compensation.

     MANAGEMENT'S USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                  (Continued)


B.   FINANCIAL RESTRUCTURING:

     On January 26, 1996, the Company consummated an exchange offer of its existing 8% Senior Subordinated Notes due December 31, 2000 (the "Existing Notes") and 8% Subordinated Debentures due December 31, 2000 for 12% Senior Subordinated Notes due December 31, 2002 (the "New Notes"). Of the Existing Notes and the associated deferred interest, 99.99% were tendered; the tendering existing Notes were exchanged at a rate of $1,000 in New Notes for each $1,000 in tendering Existing Notes and deferred interest. Of the Existing Debentures, 98.6% were tendered; the tendering existing Debentures were exchanged at a rate of $850 in New Notes for each $1,000 in tendering Existing Debentures. In addition to New Notes, each tendering Existing Note and Existing Debenture Holder was issued a pro rata share of Common Stock of the Company equal to 5% of the outstanding Capital Stock after giving effect to this exchange offer. The exchange offer, based upon its terms, is accounted for as an extinguishment and resulted in an extraordinary gain of $2,401,000 after deducting related expenses.

     In conjunction with the Exchange Offer described above, on January 26, 1996 the Company and Safeguard also refinanced existing bank debt. The refinancing plan included payment in full of the Revolving Credit Loan and unpaid deferred interest on an existing Term Loan, and the amendment of the existing Exchange Loan Agreement. Safeguard also entered into a loan and security agreement which included a Revolving Loan and a Term Loan.

C.   SPECIAL CHARGES:

     In December 1996 the Company announced a special charge of $5.1 million consisting of the anticipated cost of closing a manufacturing facility and a provision for the settlement of certain California litigation that the Company has been defending since 1992. The Company's Addison, Illinois manufacturing facility will be consolidated with its East coast facilities. The consolidation will begin during the second quarter of 1997 and is expected to be completed by the end of the third quarter of 1997. The cost associated with the consolidation include severance, recruiting and relocation costs. The Company has reached an agreement to settle its California litigation. The financial terms of the settlement are confidential, except as may be required to be disclosed by the court, but are satisfactory to the Company.

     In September 1995 the Company announced its decision to centralize the North America sales and marketing function, and create a new sales and marketing division. The centralization was completed in 1996. The estimated cost, including severance, recruiting and relocation costs, to complete this centralization was $5,700,000 which includes a $1,700,000 provision for a probable book loss on the planned sale of certain real estate owned by the Company. The real estate properties were sold in 1996 at approximately adjusted net book value.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                  (Continued)
 D.      FINANCING COSTS:

         The Company filed an initial registration statement with the Securities and Exchange Commission on March 11, 1994 to register new senior notes, the proceeds of which would have been used to refinance the Company's existing debt. On May 13, 1994 the Company announced the termination of the offering and tender offer, due to prevailing market conditions. The Company incurred $1,117,000 in costs associated with the proposed offering which were expensed in 1994.

E.       INVENTORIES:


                                                   December 31,
                                                   ------------
                                              1996                 1995
                                              ----                ------
                                                   ($000 omitted)
         Raw materials                       $ 5,327              $ 5,661
         Work-in-process                         352                  629
         Finished goods                        2,999                2,519
                                               -----                -----
            Total Inventories                $ 8,678              $ 8,809
                                               =====                =====




F.       PROPERTY, PLANT AND EQUIPMENT:


                                                                          December 31,
                                                                          ------------
                                                                     1996                1995
                                                                     ----                ----
                                                                          ($000 omitted)
         Land                                                        $   761             $   234
         Building and improvements                                     9,441              10,469
         Machinery and equipment                                      44,457              36,579
                                                                      ------              ------
                                                                      54,659              47,282
         Less accumulated depreciation and amortization              (33,804)            (29,543)
                                                                      ------              ------
              Total Property, Plant and Equipment                    $20,855             $17,739
                                                                      ======              ======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                  (Continued)

G.       DISTRIBUTORSHIP ACCOUNTS:

         Safeguard markets substantially all of its products through a network of independent distributors who are compensated on a commission basis. Safeguard sells and ships its products directly to the end-users (customers). The invoicing to and collection of the related receivables from the customers is performed by Safeguard. The distributors have contracts granting them either exclusive geographic or account protection rights. The distributors holding these rights may, at some point, desire and be eligible to transfer their commission rights to buyers who agree to make payments out of future commissions or who accept reduced commissions. Prior to its acquisition in 1986, Safeguard facilitated the transfer of selling distributors' rights (primarily sellers with exclusive geographic territories) to buyers who were granted account protection rights, by offering the sellers incentives to transfer their commission rights. Most often the incentives were the providing of down payments or a guarantee of payments to sellers. The transfers between the buyers and sellers typically relate solely to account protection rights.

         Safeguard's incentive in facilitating the transfer of or in acquiring distributors' rights was to obtain the opportunity to increase the number of distributors marketing its products. Safeguard, for the same business purpose, also made cash advances to distributors, who agreed to repay all such amounts from future commissions. In connection with the Company's purchase price allocation for the acquisition of Safeguard as of December 31, 1986, the value assigned to distributor receivables associated with account protection rights and advances was $4,837,000, net of deferred interest income of approximately $7,811,000. This value was primarily based on the evaluation of an independent valuation firm of the distributor receivables which aggregated approximately $26,000,000 as of December 31, 1986.

         Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992. Subsequent cash collections of these receivables have been recorded as other income totaling $2,100,000 in 1996, $2,465,000 in 1995 and $2,599,000 in 1994.

         Indebtedness of present distributors to selling distributors totaling $687,000 at December 31, 1996, is guaranteed by Safeguard. In addition, Safeguard has guaranteed $98,000 of bank borrowings of its distributors. No claims have been made against Safeguard to honor such guarantees and management believes that the likelihood that these guarantees will result in a liability which would be material is remote.

H.       ACCRUED EXPENSES:

                                                                                  December 31,
                                                                            -----------------------
                                                                             1996              1995
                                                                             ----              ----
                                                                                 ($000 omitted)
          Litigation and facility closure costs                           $ 4,714           $     -
          Centralization costs                                              1,363             3,399
          Distributor commissions                                           4,529             4,380
          Sales and other taxes                                             1,802             1,847
          Salaries and wages                                                1,309               849
          Interest                                                            588               743
          Other                                                             2,267             3,394
                                                                          -------           -------
             Total Accrued Expenses                                       $16,572           $14,612
                                                                          =======           =======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                  (Continued)

I.       DEBT:

         As more fully described in Note B, on January 26, 1996 the Company and Safeguard consummated a refinancing plan. The Company's debt outstanding at December 31, 1996 and 1995 is as follows:

                                                                December 31,
                                                                -------------
                                                         1996                    1995
                                                         ----                    ----
                                                              ($000 omitted)
    New Revolving Loan                                $17,525                 $     -
    New Term Loan  6,500                                    -
    Revolving Credit Loan                                   -                  15,582
    Amended Exchange Loan                              22,633                  24,656
    12% Senior Subordinated Notes                      65,878                       -
    8% Senior Subordinated Notes                            3                  39,998
    8% Subordinated Debentures                            321                  21,801
    Capital Lease Obligations                           2,519                   2,913
    Foreign Obligations                                 3,346                   3,298
                                                      -------                  ------
                                                      118,725                 108,248
           Less current debt obligation                (8,708)                 (7,395)
                                                       ------                   -----

    Total Long-term Debt                             $110,017                $100,853
                                                      =======                 =======



    Safeguard entered into a Loan and Security Agreement which includes a Revolving Loan and a Term Loan. The new Revolving Loan allows for borrowing against eligible accounts receivable and inventories up to a maximum of $23,500,000. At December 31, 1996, an additional $2,600,000 was available under the terms of the Revolving Loan. Outstanding borrowing bears interest at the prime lending rate plus 1%, or Eurodollar Rate plus 2.75% for a five year term, with automatic renewal for successive one year periods. The effective interest rate for such borrowings at December 31, 1996 was 11.4 %. The new Term Loan is payable in monthly installment through January 25, 2001. The loan bears interest at the rate of 12% per annum.

    Safeguard has granted the bank under the Loan and Security Agreement a first lien security interest in certain assets of Safeguard, including the accounts receivable, inventory, and property and equipment. The Loan and Security Agreement contains certain covenants relating to, among other restrictions; maintenance of a prescribed level of net worth, maintenance of prescribed ratios of current assets to current liabilities and of cash flow to interest expense, limitations on additional indebtedness, and limitations on capital expenditures.

    On December 23 1996, Safeguard entered into an additional $4,000,000 Revolving Loan with its bank. The outstanding borrowings against this loan bears interest at a rate of 14% per annum, and are payable monthly in arrears. The outstanding principal balance is due on January 25, 2001. There were no borrowing against this loan in 1996.

    The existing Exchange Loan was amended and converted to a $25,750,000 term loan bearing interest at 12% per annum (12.2% effective December 23, 1996). The amended Exchange Loan is payable in monthly installments over a five year period beginning March 1996, payable in full November 1, 2000. All issued and outstanding stock of Safeguard is pledged as collateral under the amended Exchange Loan Agreement.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


I.     DEBT    (Continued):

       In January 1996 the Company issued 12% Senior Subordinated Notes (the "New Notes") due December 31, 2002, in conjunction with the refinancing. The interest on the Notes is payable semi-annually on June 30 and December 31 commencing June 30, 1996. The New Notes are subordinate to the revolving loans, Term Loan, amended Exchange Loan, capital lease obligations and foreign obligation. The New Notes contain various covenants relating to, among others, restrictions on issuance of or redemption of capital stock, issuance of additional indebtedness, limitations on dividend payments, limitations on disposition of assets and changes in control of the Company.

       The Company's 8% Senior Notes (the "Existing Notes") due December 31,
       2000 after the refinancing totaled $3,200.   Interest on such existing
       Notes is payable in cash semiannually on June 5 and December 5. The refinanced 8% Senior Subordinated Notes are subordinate to the 12% Senior Subordinated Notes, revolving loans, Term Loan, amended Exchange Loan, capital lease obligations and foreign obligations.

       The Company's 8% Subordinated Debentures after the refinancing totaled $296,700. Interest on such debentures accrues and is evidenced by PIK ("Payment In Kind") Debentures. Interest deferred but not yet converted totaled $2,000 at December 31, 1996. The Debentures are subordinate to senior indebtedness (which includes the existing Notes and new Notes).

       Safeguard's subsidiary in the United Kingdom ("SSGB") has a pound sterling 1,200,000 (converted to $2,056,000 at December 31, 1996) short-term line of credit of which $873,000 was outstanding at December 31, 1996. The effective rate of interest as of December 31, 1996 under the short-term line of credit was 11.0%. SSGB also obtained a construction loan to finance the construction of a manufacturing facility. The construction of the facility was completed in March 1996 and the loan was converted to a 30 year mortgage. The mortgage balance outstanding was $2,474,000 at December 31, 1996.

       The aggregate maturities of long-term debt, exclusive of capital lease obligations, during the next five years are: 1997 - $6,853,000; - 1998 - $6,755,000; 1999 - $6,755,000; 2000 - $6,755,000; and 2001 -
       $20,908,000.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                  (Continued)

J.     FAIR VALUE OF FINANCIAL INSTRUMENTS:

       The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosure About Fair Value of Financial Instruments". Estimates of fair value have been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is necessarily required in interpreting market data to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

       The estimated fair values of the Company's Revolving Loans, Term Loan, Revolving Credit Loan and amended Exchange Loan approximate their carrying values due to the variable rate nature of these instruments.

       It was not practicable to estimate the fair value of the Company's 12% Senior Subordinate Notes, 8% Senior Subordinated Notes and 8% Subordinated Debentures without incurring excessive costs.

K.     LEASES:

       Safeguard conducts a portion of its operations in leased facilities, vehicles,machinery and equipment. Operating leases expire at various dates through 1999. Leased property under capital leases at December 31, 1996, has a net carrying value of $4,622,000 and consists principally of machinery and equipment.

       Future minimum lease payments, by year and in the aggregate, under capital leases and under operating leases with initial or remaining terms of one year or more at December 31, 1996 are:




                                                                      Capital        Operating
                                                                      Leases           Leases
                                                                      -------          -------
                                                                          ($000 omitted)
                 1997                                                 $2,114           $ 4,086
                 1998                                                    615             2,947
                 1999                                                    176             2,430
                 2000                                                      -             1,718
                 2001                                                      -             1,378
                 Thereafter                                                -             3,044
                                                                      ------           -------
                                                                       2,905           $15,603
                                                                                       =======

                 Minimum lease payments:
                   Amount representing interest                         (386)
                                                                      ------

                 Present value of net minimum
                   lease payments                                     $2,519
                                                                      ======

         Total rental expense for all operating leases (including leases with initial or remaining terms of one year or less) is $4,924,000 in 1996, $4,036,00 in 1995 and $4,246,000 in 1994.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                  (Continued)


L.       INCOME TAXES:

         Effective January 1, 1994, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" was adopted. As prescribed by this statement the deferred tax provision is determined under the liability method. This method requires deferred tax assets and liabilities to be recognized based on the estimated future tax effects of temporary differences and tax carryforwards using presently enacted marginal tax rates. There was no cumulative effect on the financial statements upon adoption of this standard.

         The domestic and foreign components of income (loss) from continuing operations before income taxes are as follows:

                                                            ($000 Omitted)

                                                        1996                 1995              1994
                                                        ----                 ----              ----
         Domestic                                    $ (25,363)           $(18,652)           $(9,680)
         Foreign                                           985                 272                700
                                                      --------            --------            -------
         Loss before income taxes                     $(24,378)           $(18,380)           $(8,980)
                                                      ========            ========            =======

         The income tax provision (benefit) relates solely to Safeguard's foreign operations in all years presented. The effective tax rate analysis is not meaningful since there was no domestic taxable income in 1996, 1995, and 1994.

         Items that gave rise to a deferred tax asset (liability) are as follows:



                                                             December 31,
                                                             ------------
                                                      1996                   1995
                                                      ----                   ----
                                                            ($000 omitted)
         Net operating loss carryforwards            $68,564              $60,089
         Property, plant and equipment                 2,908                2,210
         Deferred compensation                         1,730                1,970
         Capital loss carryforwards                    1,669                1,669
         Other                                           773                1,925
                                                     -------              -------

             Total                                    75,644               67,863
         Less:  valuation allowance                  (75,644)             (67,863)
                                                      ------              -------

         Net deferred tax asset (liability)          $    --              $    --
                                                     =======              =======

         At December 31, 1996, the Company has, for federal income tax purposes, net operating loss carryforwards of $186,460,000 which expire between the years 2001 and 2011, and capital loss carryforwards of $4,500,000 which expire in 1997. Changes in the Company's ownership could result in an annual limitation on the amount of the net operating loss carryforward which can be utilized. In accordance with Section 108(e)(8) of the Internal Revenue Code, the Company has applied the stock for debt exception in conjunction with its financial restructuring in 1991. The Company reduced its net operating loss carryforward by $18,600,000 as a result of the 1991 restructuring.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                  (Continued)


M.     EMPLOYEE BENEFIT PLANS:



       Safeguard has a contributory savings plan for employees meeting certain requirements. The plan allows eligible employees to contribute from 2% to 12% (effective January 1, 1997 contributions to 15%) of their compensation, including overtime, bonuses and shift differential. Safeguard contributes an amount equal to 50% of the first 5%
       (effective January 1, 1997, 100% of the first 3% and 50% of the next 2%) of an employee's salary contributed under the Plan. Contributions are invested in various fixed income, securities or equity funds as designated by the employee. Safeguard's matching contributions were $654,000 in 1996, $639,000 in 1995, and $592,000 in 1994.

       Safeguard also has a noncontributory profit-sharing plan for the benefit of eligible full-time employees. Safeguard's contributions are voluntary and at the discretion of the Board of Directors. The provision for profit-sharing contributions amounted to $290,000 in 1995, and $480,000 in 1994. The profit-sharing plan contributions were suspended in 1996.

N.     OTHER LIABILITIES:

       In April 1986, Safeguard entered into agreements with eight of its executive officers, providing certain payments in the event of termination of employment occurring after a change in ownership or control. All eight of the officers employment did terminate subsequent to the acquisition of Safeguard by the Company in December 1986. Payments are due to the former officers in varying amounts through 2008. Aggregate payments due during the next five years are: 1997 - $389,000; 1998 - $25,000, 1999 - $25,000, 2000 - $25,000, and 2001- $-0-.

O.     STOCK OPTION PLAN:

       In July 1995, the Company adopted a 1995 Option Plan pursuant to which key employees of the Company may be granted non-qualified stock options. At that time, the Board also approved the conversion of all of the currently outstanding units under the existing Equity Compensation Plan to stock options under the 1995 Option Plan. Under the Plan, options granted to participants vest over three years or upon a change of Company ownership or effective control. The units had an exercise price of $10.00 per unit, with the ability effective October 29, 1996, to exchange the options for new options with an exercise price of $5.25 per unit. The new options vest over three years beginning as of October 29, 1996. The number of shares (or units as described in Equity Compensation Plan - see Note P) permitted to be outstanding at any one time under the combined Stock Option and Equity Compensation plans is limited to not more than 200,000 shares, or the equivalent of 20% of the common stock of the Company. Had the Company applied the accounting provisions of SFAS No. 123 to the 1995 Option Plan, net income would not have been materially different from the amount presented in these financial statements.


                                       Vested          Non-Vested            Total
                                       ------          ----------            -----
       Units Converted - 1996          33,333              86,667          120,000
       Units Issued - 1996                  -              58,500           58,500
                                       ------           ---------          -------


       December 31, 1996               33,333            145,167           178,500
                                       ======            =======           =======

       As of December 31, 1996, 33,333 fully vested shares and 1,667 non-vested shares are at an exercise price of $10.00 per unit; 143,500 non-vested shares are at a $5.25 per unit exercise price.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                  (Continued)


P.       EQUITY COMPENSATION PLAN:



         The Equity Compensation Plan, adopted effective January 1, 1993 and amended March 1, 1994, provides for the issuance of "Equity Compensation Units" to certain senior management. The units entitle recipients to the appreciation in value of the common stock of the Company, the units granted to each participant vested over three years or upon a change in the Company's ownership or effective control. The units in total provide the economic benefit of 15% (effective March 1, 1994) of the Company's common stock value in excess of a prescribed calculated value, and can only be exercised upon a change in the Company's ownership or control. A maximum of 1,500 (effective March 1, 1994) units may be outstanding at any one time. Outstanding units totaling 1,480 were converted to stock option on October 29, 1996.

         The summary of the units activity, is as follows:


                                                       Vested          Non-Vested        Total
                                                       ------          ----------        -----
         UNITS OUTSTANDING, JANUARY 1, 1994              450              367              817

         Units issued                                      -              700              700
         Units canceled                                   (7)             (30)             (37)
         Units vested                                    234             (234)               -
                                                         ---              ---            -----

         UNITS OUTSTANDING, DECEMBER 31, 1994            677              803            1,480

         Units issued                                      -                -                -
         Units canceled                                    -             (135)            (135)
         Units vested                                    268             (268)               -
                                                         ---              ---             ----

         UNITS OUTSTANDING, DECEMBER 31, 1995            945              400            1,345

         Units issued                                      -              313              313
         Units canceled                                    -              (45)             (45)
         Units vested                                    172             (172)               -

         Units converted                                (984)            (496)          (1,480)
                                                         ---              ---            -----
         UNITS OUTSTANDING, DECEMBER 31, 1996            133              -0-              133
                                                         ===             ====            =====

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                  (Continued)




Q.       GEOGRAPHIC SEGMENTS:

         The Company's foreign operations are in Canada, the United Kingdom and Belgium. Operations by geographic area are as follows:


                                                                     1996             1995              1994
                                                                     ----             ----              ----
                                                                                 ($000 omitted)
         NET SALES:
                 United States                                      $184,094         $180,614        $177,848
                 Foreign                                              22,657           21,120          20,260
                                                                    --------         --------        --------
                     Total                                          $206,751         $201,734        $198,108
                                                                    ========         ========        ========

         INCOME (LOSS) FROM OPERATIONS:
                 United States                                      $(25,362)        $(18,652)       $ (9,680
                 Foreign                                                 673               98             348
                                                                    --------         --------        --------
                     Total                                          $(24,690)        $(18,554)       $ (9,332
                                                                    ========         ========        ========

         TOTAL ASSETS:
                 United States                                      $106,085         $126,373        $146,846
                 Foreign                                              17,633           16,486          12,990
                                                                    --------         --------        --------
                     Total                                          $123,718         $142,859        $159,836
                                                                    ========         ========        ========



R.       CONTINGENCIES:

         The Company is involved in various legal proceedings incidental to the
         conduct of its business.   These actions when ultimately concluded and
         determined will not, in the opinion of management, have a material effect on results of operations or the financial condition of the Company and Safeguard.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

RESULTS OF OVERVIEW
      The following table sets forth, for the periods indicated, selected financial data as a percentage of net sales.


                                                                        Year Ended December 31,
                                                                        -----------------------
                                                                 1996            1995            1994
                                                                 ----            ----            ----
      Net sales                                                 100.0%          100.0%          100.0%


      Cost of  sales                                             46.7            46.0            43.9
                                                                 ----            ----            ----


      Gross profit                                               53.3            54.0            56.1

      Selling expense                                            39.5            38.3            38.6
      General and administrative expense                          8.0             8.8             7.9
      Special charges                                             2.5             2.8               -
      Refinancing costs                                             -               -             0.5
      Other income - Distributor receivables                     (1.0)           (1.2)           (1.3)
      Amortization expense                                        9.3             9.6             9.7
      Interest expense                                            6.8             4.8             5.2
                                                                 ----            ----             ---

      Loss from operations before income taxes
         and extraordinary item                                 (11.8)           (9.1)           (4.5)

      Income tax provision                                        0.1             0.1             0.2
                                                                 ----            ----             ---


      Loss from operations before extraordinary item            (11.9)           (9.2)           (4.7)
      Extraordinary Item                                         (1.1)              -               -
                                                                 ----            ----             ---


      Net loss                                                   (10.8)%         (9.2)%          (4.7)%
                                                                  ====            ===             ===


COMPARISON OF THE YEAR ENDED DECEMBER 31, 1996 TO THE YEAR ENDED DECEMBER 31,
1995

NET SALES. Net sales were $206.8 million in 1996 compared to $201.7 million in 1995, representing an increase of 2.5%. This sales growth reflected an 7.9% growth in computer forms, partially offset by a 6.0% decline in manual forms sales. Approximately 73% of the growth in computer forms sales was related to volume increases, with the remainder attributable to price increases. The decline in manual forms sales in 1996 was offset in part by a 3.7% average price increase.

GROSS PROFIT. Gross profit margin was 53.3% of net sales in 1996 compared to 54.0% in 1996. The decline in margin was a result of the change in the Company's product mix from manual forms to computer forms and sourced products. Computer forms and sourced products carry greater material, direct labor and overhead costs (as a percentage of sales), resulting in a lower gross profit margin than for manual forms.

SELLING EXPENSE.   Selling expense was $81.8 million in 1996 compared to $77.3 million in 1995, representing 39.5% and 38.3% of net sales in each year. Commissions to independent distributors account for approximately one-third of net sales and, as a percent of total sales, have remained fairly constant over the last several years. The increase in selling expenses was attributable to increased commission costs associated with the sales growth noted above, in addition to a planned increased in sales support costs associated with establishment of a new sales/marketing location.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                  (continued)


GENERAL AND ADMINISTRATIVE. General and administrative expenses were $16.5 million in 1996 compared to $17.8 million in 1995, representing 8.0% and 8.8% of net sales in each year. The decrease in costs is attributable to a reduction in benefit and insurance costs, and the gain on the sale of a manufacturing facility in the United Kingdom.

SPECIAL CHARGES - CLOSURE OF MANUFACTURING FACILITY AND LITIGATION SETTLEMENT. In December 1996 the Company announced its decision to close a manufacturing plant in Addison, Illinois, and the settlement of certain California litigation that the Company has been defending since 1992. The Company's Addison, Illinois manufacturing facility will be consolidated with its East coast facilities. The consolidation will begin during April of 1997 and is expected to be completed by the end of the third quarter of 1997. The cost associated with the consolidation include severance, recruiting and relocation costs. The Company has reached an agreement to settle its California litigation. The financial terms of the settlement are confidential, except as may be required to be disclosed by the court, but are satisfactory to the Company.

OTHER INCOME - DISTRIBUTOR RECEIVABLES. Other income (cash received greater than carrying value of distributor receivables) was $2.1 million in 1996 compared to $2.5 million in 1995, representing 1.0% and 1.2% of net sales in each year. In connection with the Company's purchase price allocation for the acquisition of Safeguard as of December 31, 1986, the value assigned to distributor receivables associated with loans and advances previously made by Safeguard to facilitate purchase of account protection rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on the evaluation of an independent valuation firm of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduce to zero by early 1992. Cash collection of this distributor receivable are expected to continue in amounts approximating $2.0 through the year 2000.

AMORTIZATION EXPENSE. Amortization expense was $19.2 million in 1996 and $19.3 million in 1995. The expense consists of the amortization of intangible assets including the customer list, excess purchase price over net assets acquired and deferred financing costs.

INTEREST EXPENSE. Interest expense was $14.1 million in 1996 and $9.6 million in 1995, including $14.3 million and $7.2 million, respectively, of cash interest. The increase in interest expense was attributable to a rise in the interest rate of the Company's long term debt.

INCOME TAX. The Company's provision for income tax related to its foreign operations in the United Kingdom. No tax liability was generated in the United States as a result of net losses from operations.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1995 TO THE YEAR ENDED DECEMBER 31,
1994

NET SALES. Net sales were $201.7 million in 1995 compared to $198.1 million in 1994, representing an increase of 1.8%. This sales growth reflected an 13.2% growth in computer forms, partially offset by a 7.4% decline in manual forms sales. Approximately 70% of the growth in computer forms sales was related to volume increases, with the remainder attributable to price increases. The decline in manual forms sales in 1995 was offset in part by a 3.9% average price increase.

GROSS PROFIT. Gross profit margin was 54.0% of net sales in 1995 compared to 56.1% in 1995. The decline in margin was a result of the change in the Company's product mix from manual forms to computer forms and brokerage products. Computer forms and brokerage products carry greater material, direct labor and overhead costs (as a percentage of sales), resulting in a lower gross profit margin than for manual forms. Additionally, in 1995 paper and paper related supply costs, the primary material in the Company's products, increased significantly. These price increases have been partially passed through to customers.

SELLING EXPENSES. Selling expense was $77.3 million in 1995 compared to $76.4 million in 1994, representing 38.3% and 38.6% of net sales in each year. Commissions to independent distributors account for approximately one-third of net sales and, as a percent of total sales, have remained fairly constant over the last several years. The increasing selling expenses was attributable primarily to increased commission costs associated with the sales growth noted above.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                  (continued)


GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses were $17.8 million in 1995 compared to $15.6 million in 1994, representing 8.8% and 7.9% of net sales in each year. The increase in costs was primarily in legal costs associated with the pending litigation, in addition to software development costs.

SPECIAL CHARGES - CENTRALIZATION COSTS AND LOSS ON REAL ESTATE. In September 1995 the Company announced its decision to centralize the North America sales and marketing function and create a new sales and marketing division. The centralization was completed in 1996. The estimated costs, including severance, recruiting and relocation costs, to complete this centralization are $5.7 million, which includes a $1.7 million provision for a probable loss on the planned sale of certain real estate owned by the Company. The Company sold the real estate in 1996, at approximately adjusted net book value.

OTHER INCOME - DISTRIBUTOR RECEIVABLES. Other income (cash received greater than carrying value of distributor receivables) was $2.5 million in 1995 compared to $2.6 million in 1994, representing 1.2% and 1.3% of net sales in each year. In connection with the Company's purchase price allocation for the acquisition of Safeguard as of December 31, 1986, the value assigned to distributors receivable associated with loan and advances previously made by Safeguard to facilitate the purchase of account protection rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on the evaluation of an independent valuation firm of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992. Cash collection of this distributor receivable are expected to continue in amounts approximating $2.0 million through the year 2000.

AMORTIZATION EXPENSES. Amortization expense was $19.3 million in 1995 and $19.2 million in 1994. The expense consists of the amortization of intangible assets including the customer list, excess purchase price over net assets acquired and deferred financing costs.

INTEREST EXPENSE. Interest expense was $9.6 million in 1995 and $10.4 million in 1994, including $7.2 million and $7.5 million, respectively, of cash interest. The decline in interest expense was attributable to the reduction in the Company's indebtedness as a result of scheduled long term debt repayments, partially off-set by a rise in the interest rate of the Company's bank debt during the second six-months of 1995.

INCOME TAX. The Company's provision for income tax related to its foreign operations in the United Kingdom. No tax liability was generated in the United States as a result of net losses from operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows generated from operations, cash on hand and borrowing capacity under the Revolving Loans. The Company's cash flow from operating activities was $7.0 million in 1996. As of December 31, 1996, the Company had $0.5 million in cash and cash equivalents, and $6.6 million in availability under the new revolving loans and the equivalent of $1.2 million available through a line of credit maintained by the Safeguard's subsidiary in the United Kingdom. At that date, the Company had a working capital deficiency of $0.2 million and a ratio of current assets to current liabilities of approximately 1.0:1.

The Company's ongoing liquidity requirements arise primarily from capital expenditures, working capital needs and debt service. The Company's capital expenditures in 1996 were $5.9 million in machinery, equipment and software purchases, in addition to $3.1 million in costs associated with the construction of a new production facility in the United Kingdom. This new facility was financed by a construction loan, the proceeds from the sale of the existing facility and cash flow from operations. A significant portion of the capital investment in machinery, equipment and software in 1996 was for the installation of an integrated computerized manufacturing system, and the upgrade of existing manufacturing production equipment. These expenditures, excluding the new facility in the United Kingdom, were funded substantially through additional capital lease obligations and cash flow from operations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS





LIQUIDITY AND CAPITAL RESOURCES     (continued)

As more fully described in the Notes to the Consolidated Financial Statements, on January 26, 1996, the Company consummated an exchange of substantially all of its existing 8% Senior Subordinated Notes due December 31, 2000 and 8% Subordinated Debentures due December 31, 2000, for 12% Senior Subordinated Notes due December 31, 2002 tendering note and debenture holders were also issued commons stock of the Company equal to 5% of the outstanding capital stock. In conjunction with Exchange Offer, the Company and Safeguard refinanced its existing bank debt. The refinancing included payment in full of a bank loan and deferred interest, the amendment of an existing bank loan , and entering into a new revolving and term loan facility. The exchange and refinancing provided an extension of the average life of the Company's indebtedness and increased the Company's financial resources to support operations.